

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

Via Email
Robert Stewart
Chief Financial Officer
Ark Restaurants Corp.
85 Fifth Avenue
New York, New York 10003

      Re: Ark Restaurants Corp.
                Form 10-K for the year ended September 28, 2013
                Filed December 23, 2013
                File No. 001-09453

Dear Mr. Stewart:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ David R. Humphrey

                David R. Humphrey
                Accounting Branch Chief